GENER8 MARITIME, INC.

299 Park Avenue, 2nd Floor

New York, New York 10171

June 8, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attn: Susan Block, Attorney-Advisor

Re:                             Gener8 Maritime, Inc.

Registration Statement on Form S-1
Filed on May 22, 2015
File No. 333-204402

Ladies and Gentlemen:

Gener8 Maritime, Inc. (the “Company”) is hereby publicly filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) through EDGAR. The Company previously submitted to the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 on May 22, 2015 (the “Registration Statement”).

Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement (the “Comment Letter”) received on June 4, 2015 from the staff of the Commission (the “Staff”).   We are providing by overnight delivery a courtesy package that includes copies of Amendment No. 1, including copies which have been marked to show changes from the Registration Statement, as well as copies of this letter.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and

U.S. Securities and Exchange Commission

June 8, 2015

numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Terms used but not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 1.

Export Credit Facility, page 87

1.                                      We note your disclosure that you are seeking to enter into two new credit facilities. If these are entered into prior to effectiveness, please file them as exhibits. If they have not yet been entered into at the time of effectiveness, please confirm you will file the related letters of intent as exhibits or advise.

In response to the Staff’s comment the Company has filed the related letters of intent as exhibits 10.149 through 10.151.

Material U.S. Federal Income Tax Considerations, page 203

2.                                      We note your disclosure in the fourth paragraph that “[t]his discussion is for informational purposes only and is not tax advice.” Investors are entitled to rely on the opinion as expressed. Please revise accordingly to remove this inappropriate disclaimer and limitation on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised its disclosure on page 216 of Amendment No. 1 and removed the referenced disclaimer.

Exhibit 10.12

3.                                      Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include all referenced exhibits. Please also refile Exhibit 10.26 accordingly. Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include all referenced appendixes.

In response to the Staff’s comment, the Company has refiled complete copies of Exhibits 10.12 and 10.26 which include all exhibits, attachments, schedules, annexes and appendixes.

U.S. Securities and Exchange Commission

June 8, 2015

Exhibit 10.124

4.                                      Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include all referenced appendixes.

In response to the Staff’s comment, the Company has refiled a complete copy of Exhibit 10.124 which includes all exhibits, attachments, schedules, annexes and appendixes.

U.S. Securities and Exchange Commission

June 8, 2015

We appreciate the Staff’s attention to this matter. Please do not hesitate to contact Thomas E. Molner at (212) 715-9429 or Terrence L. Shen at (212) 715-7819 of Kramer, Levin, Naftalis & Frankel LLP, counsel to the Company, with any questions or should you require any further information.

Sincerely,

/s/ Leonard J. Vrondissis

Leonard J. Vrondissis
Executive Vice President, Chief Financial Officer

cc:	John P. Tavlarios, Gener8 Maritime, Inc.
Thomas E. Molner, Esq., Kramer Levin Naftalis & Frankel LLP
Terrence L. Shen, Esq., Kramer Levin Naftalis & Frankel LLP
Andrew J. Pitts, Esq., Cravath, Swaine & Moore LLP
D. Scott Bennett, Esq., Cravath, Swaine & Moore LLP